May 8, 2013

via edgar

Mr. Justin Dobbie, Legal Branch Chief

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zhongpin Inc.
Amendment No. 1 to Schedule 13E-3
Filed April 19, 2013
File No. 005-81392
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 19, 2013
File No. 001-33593

Dear Mr. Dobbie:

On behalf of Zhongpin Inc., a company organized under the laws of the State of Delaware (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of May 3, 2013 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-81392 (the “Schedule 13E-3”) and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, File No. 001-33593 (the “Proxy Statement”), filed on April 19, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Jinqiao Investments Limited, Golden Bridge Holdings Limited, Golden Bridge Merger Sub, China Wealth Growth Fund I. L.P, Mr. Xianfu Zhu, Mr. Baoke Ben or Mr. Chaoyang Lu, such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) and a Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). In addition, a marked copy of Amendment No. 2 and the Revised Proxy Statement indicating changes to the Schedule 13E-3 and the Proxy Statement, respectively is being provided to the Staff by mail.

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Schedule 13E-3

1.	We note your response to our prior comment 1. We also note your disclosure under “Relationship with Rollover Investors” on page 69 of your revised preliminary proxy statement that “[a]ll Rollover Investors are members of the company’s management.” This statement appears to be inconsistent with the information provided in your response. Please clarify this statement to disclose that Mr. Qinghe Wang currently serves as an engineer of Henan Zhongpin, Mr. Shuichi Si currently serves as a veterinarian of Henan Zhongpin, and Ms. Juanjuan Wang currently serves as the Director of Human Resource Department of Henan Zhongpin.

The Proxy Statement has been revised to reflect that not all of the Rollover Investors are members of the Company’s management. Please refer to page 69 of the Revised Proxy Statement.

Schedule 14A

2.	We note your response to our prior comment 6. It appears that there are agreements or understandings related to the merger with your named executive officers regarding compensation for vested stock options. As such, please revise to provide the disclosure required by Item 402(t) of Regulation S-K in the format required by that Item. Please also revise your statement on page 67 that “[t]he Company does not have any arrangements or understandings with its named executive officers concerning any type of compensation that is based on or otherwise relates to the merger.”

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages i, ii, iii, iv, v, 11, 12, 67, 68, 75, 76, 77 of the Revised Proxy Statement.

3.	We note your response to our prior comment 12. Refer to the following sentence on page 9: “A stockholder’s failure to vote against the merger will not constitute a waiver of his, her or its appraisal rights.” Please reconcile the apparent inconsistency with the following disclosure appearing on pages 78 and 98: “If you sign and return a proxy card or vote by submitting a proxy by telephone or the Internet, without abstaining or expressly directing that your shares of Company common stock be voted against the adoption of the merger agreement, you will effectively waive your appraisal rights because such shares represented by the proxy will be voted for the adoption of the merger agreement.”

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 9 of the Revised Proxy Statement.

Background of the Merger, page 20

4.	Please revise throughout the discussion to disclose the specific prices, if any, sought by the special committee when attempting to negotiate a price increase with the Chairman. For example, we note numerous references to price negotiations throughout this section.

We respectfully advise the Staff that the special committee and its advisors did not seek any specific prices when attempting to negotiate a price increase with the Chairman. We have added disclosure to make this clear. Please refer to page 26 of the Revised Proxy Statement.

5.	Please revise to provide a cross reference to where the May Management Projections can be found where the term is first used on page 22.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 22 of the Revised Proxy Statement.

6.	Please revise on page 22 to briefly describe Credit Suisse’s answers to Barclay’s questions of September 17, 2012.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 22 of the Revised Proxy Statement.

7.	Please revise to disclose the Chairman’s “perspective on the Company’s business and prospects” explained at the October 11, 2012 telephonic meeting.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 23 of the Revised Proxy Statement.

8.	We note your response to our prior comment 18, including your revised disclosure on page 26. Please expand the summary of Barclays’ presentation to include all of the information specified in Item 1015(b) of Regulation M-A, such as Barclays’ findings, and the bases and methods of arriving at such findings.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 26 of the Revised Proxy Statement.

9.	Please revise to disclose the special committee’s “view of the stand-alone value of the Company” as stated in the last paragraph on page 30.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 30 of the Revised Proxy Statement.

10.	Please revise to describe the reasons why Barclays was not in a position to render an opinion on the proposal of $13.75 per share, if any reasons were given.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 29 of the Revised Proxy Statement.

Opinion of Cowen and Company (Asia) Limited, page 40

11.	We note your reference to “Company Forecasts” on page 44. Please direct us to where these can be found or please revise to include them.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 44 and 45 of the Revised Proxy Statement.

12.	We note your response to our prior comment 45. To the extent that the Wall Street Projections were considered or used by the financial advisors, please revise to disclose them. See Item 1015(b)(6) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 64 of the Revised Proxy Statement.

13.	We note your response to our prior comment 25. We reissue the comment because we are unable to locate responsive disclosure in your filings.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 40 and 47 of the Revised Proxy Statement.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3694-3010.

Very truly yours,

/s/ Gregory D. Puff
Gregory D. Puff, Esq.

cc:	Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

David J. Roberts
O’Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor
No. 2 Jian Guo Men Wai Avenue
Beijing 100022 China